October 12, 2007

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Pam Howell, Special Counsel

Mail Stop 3561

Re:	Alliance Data Systems Corporation

Definitive Proxy Statement on Schedule 14A

Filed April 27, 2007

File No. 001-15749

Dear Ms. Howell:

On behalf of Alliance Data Systems Corporation, a Delaware corporation (the “Company”), below please find the Company’s responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) in the Staff’s letter dated August 21, 2007 (the “Comment Letter”) relating to the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2007. For the Staff’s convenience, each response is preceded by the comment to which the response relates. Page references herein refer to page numbers in the Proxy Statement.

As requested by the Staff in the Comment Letter, where appropriate, the Company has herein provided the Staff with additional information to enable the Staff to better understand the Company’s disclosure in the Proxy Statement. As more specifically noted herein, and in accordance with the Staff’s requests, the Company will address the Staff’s remaining comments in future filings with the Commission, if any.

Pursuant to the terms and subject to the satisfaction of certain conditions contained in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 17, 2007, among the Company, Aladdin Holdco, Inc., a Delaware corporation (“Parent”) and Aladdin Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). If the Merger is completed, the surviving corporation will be a wholly owned subsidiary of Parent. The Company would thereafter de-list its common stock

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from the New York Stock Exchange, and terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), thereby extinguishing the Company’s obligation to file reports under Section 13(a) or 15(d) of the Exchange Act.

The Company’s stockholders adopted the Merger Agreement at a special meeting of stockholders held on August 8, 2007. Completion of the Merger is subject to the receipt of certain regulatory approvals and other customary conditions, and the Company currently expects the Merger to be consummated in the fourth quarter of 2007.

Director Independence, page 17

1.	Comment: Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements, not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. See also Instruction 3 to Item 407(a).

Response: The Company notes the Staff’s comment set forth in the Comment Letter. The Company identified on page 17 of the Proxy Statement each director and nominee for director who was determined by the Company’s board of directors (the “Board”) to qualify as independent for purposes of serving on the Board under applicable rules and regulations. The Company also stated therein that, in the process of making such determinations, the Board considered transactions and relationships between each director and nominee for director (including their respective immediate family members) on the one hand, and the Company (including its subsidiaries and senior management) on the other hand, and affirmatively determined that, as of the record date for the 2007 annual meeting of the Company’s stockholders, none of those directors or nominees who are identified by the Board as independent has a material relationship with the Company.

In particular, the Board considered the Company’s relationship with each of Messrs. Anderson and Minicucci, given their positions as partners of the firm Welsh Carson Anderson & Stowe, which firm has (i) through its several limited partnerships, been a significant stockholder of the Company, (ii) been party to a Stockholders Agreement with the Company entered into in June 2001 in connection with the Company’s initial public offering, as amended on April 9, 2003 and (iii) repaid two 10% subordinated notes to the Company in April 2002 and April 2003, respectively. Such past

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relationships between the Company and Welsh Carson were disclosed by the Company in previous proxy statements filed with the Commission, specifically on page 32 under the heading “Certain Relationships and Related Transactions” in the Company’s proxy statement filed with the Commission on April 29, 2004, and on pages 28-30 under the heading “Certain Relationships and Related Transactions” in the Company’s proxy statement filed with the Commission on April 21, 2003. The Board affirmatively determined that each of Messrs. Anderson and Minicucci is independent.

The Board also considered the Company’s relationship with Mr. Jensen, who served as an executive officer of Fiserv, Inc. CNS, an affiliate of Fiserv, has provided certain business processing services to the Company. Given the immaterial dollar amount of the transactions and the lack of benefit conferred to Mr. Jensen, the Board affirmatively determined that Mr. Jensen is independent.

The Board also considered the Company’s relationship with Mr. Ballou, the Chief Executive Officer of CDI Corporation. Today’s Staffing, an affiliate of CDI, has provided temporary staffing services to the Company. Given the immaterial dollar amount of the transactions and the lack of benefit conferred to Mr. Ballou, the Board affirmatively determined that Mr. Ballou is independent.

In addition, in compliance with the Company’s Policy Statement Regarding Related Party Transactions, which the Board adopted in December 2006, the Audit Committee of the Board will also review and consider on an annual basis any charitable contributions, or pledges of charitable contributions, by the Company to any charitable or non-profit organization in which a member of the Board serves as a director or trustee (or in a similar capacity) or is actively involved in fundraising.

The Company confirms that, in response to the Staff’s comment and as required by Item 407(a)(3), the Company will provide in any future proxy statement or other applicable filings with the Commission a description (by specific category or type) of any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K that were considered by the Board under the applicable independence definitions in determining that a director or nominee is independent.

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Certain Relationships and Related Transactions, page 18

2.	Comment: Clarify whether the policies and procedures relating to the review, approval or ratification of related party transactions are in writing, as required by Item 404(b)(1)(iv) of Regulation S-K.

Response: The Company notes the Staff’s comment and confirms that the Company will clarify in any future proxy statement or other applicable filings with the Commission its disclosure with respect to the policies and procedures relating to the review, approval and ratification of related party transactions. In particular, in response to the Staff’s comment and as required by Item 404(b)(i)(iv) of Regulation S-K, the Company will clarify in any future proxy statement or other applicable filings with the Commission that, as specified in the Audit Committee’s charter adopted as of December 6, 2006, the Audit Committee of the Board will review all proposed transactions by the Company with related persons and certain control persons pursuant to the Company’s written Policy Statement Regarding Related Party Transactions and will review and assess the adequacy of the Company’s written Policy Statement Regarding Related Party Transactions annually and recommend changes, if any, to the Board. The Company’s written Policy Statement Regarding Related Party Transactions was adopted in December 2006.

Compensation Discussion and Analysis, page 21

3.	Comment: Individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The structure and implementation of the specific forms of compensation and how they reflect each named executive officer’s individual performance and/or contribution is described under the headings “Compensation Discussion and Analysis — Overview — Compensation Procedures” on page 23 and “Compensation Discussion and Analysis — Elements of Compensation” beginning on page 23 of the Proxy Statement. The Company notes, however, the Staff’s comment and will describe in any future proxy statement or other applicable filings with the Commission the elements of individual performance and/or contribution that are taken into account in making such compensation determinations.

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October 12, 2007

4.	Comment: We refer you to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Parks received the highest base salary of $840,000, which was approximately $290,000 above that of the next highest base salary paid, and over $1.5 million in non-equity incentive plan compensation, which was over $746,000 more than the next highest paid award under the plan. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company notes the Staff’s comment and will identify more precisely in any future proxy statement or other applicable filings with the Commission the material differences in the Company’s compensation policies with respect to individual executive officers. In particular, in response to the Staff’s comment, the Company will explain the reasons for the differences in the amounts of compensation awarded to the Company’s named executive officers (the “NEOs”). With respect to the Proxy Statement, the reasons for such differences are as follows:

As described in detail on page 23 of the Proxy Statement, the base salaries for the NEOs were set based on the 60th percentile of surveyed companies. Accordingly, the base salary for the highest paid NEO, Mr. Parks, was set based on the 60th percentile of chief executive officers in the surveyed companies, and the base salary for the next highest paid NEO, Mr. Scullion, was set based on the 60th percentile of chief operating officers in the surveyed companies. As described in detail on page 25 of the Proxy Statement, the long-term equity incentive compensation for the NEOs was set based on the 75th percentile of surveyed companies. Accordingly, the long-term equity incentive compensation for the highest paid NEO, Mr. Parks, was set based on the 75th percentile of chief executive officers in the surveyed companies, and the long-term equity incentive compensation for the next highest paid NEO, Mr. Scullion, was set based on the 75th percentile of chief operating officers in the surveyed companies. The Compensation Committee and the Board considered the performance history of the Company, the nature and responsibility of the positions, the expertise of the individuals, and the competitiveness in the market for the executive officers’ services. The Company believes that the base salary and long-term equity incentive targets for each of Messrs. Parks and Scullion reflect the relative contributions of those two NEOs to the Company. The base salary and long-term equity incentive compensation for the other three NEOs (Messrs. Heffernan, Szeftel and Tucker) is targeted using an identical process and there were no departures from the market analysis.

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5.	Comment: Describe in greater detail the nature and scope of each compensation consultant’s assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. For example, you refer to the Compensation Committee’s engagement of Hewitt Associates LLC. See Item 407(e)(3)(iii) of Regulation S-K.

Response: The Company notes the Staff’s comment and, in the event that it continues to engage one or more compensation consultants, the Company will in any future proxy statement or other applicable filings with the Commission describe in greater detail the nature and scope of each such compensation consultant’s assignment and the material elements of the instructions or directions given to such consultant with respect to the performance of its duties under the engagement. In 2006, Hewitt Associates LLC, the Company’s compensation consultant, was engaged to provide the following executive advisory services to the Company: (i) competitive market pay analyses, including total compensation measurement services, proxy data studies, board of director pay studies, dilution analyses and market trends, (ii) ongoing support with regard to the latest relevant regulatory, technical, and/or accounting considerations impacting compensation and benefits programs, (iii) assistance with the redesign of any compensation or benefit programs if desired or needed, (iv) preparation for and attendance at selected management, committee or board of director meetings and (v) other miscellaneous requests that occur throughout the year.

Competitive Considerations, page 22

6.	Comment: You disclose on page 22 the target benchmarks for individual elements of compensation that are set at percentiles of the companies surveyed. Disclose the percentiles of the companies surveyed represented by actual compensation paid for 2006. If the actual percentile differs from the targeted percentile, disclose the reasons for this difference.

Response: Item 402(b)(1) of Regulation S-K requires that the registrant discuss the material elements of the registrant’s compensation of its named executive officers and how it determines the amount (and, where applicable, the formula) for each element of executive compensation under “Compensation Discussion and Analysis.” As

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provided by Item 402(b)(2)(xiv) of Regulation S-K, the registrant may specify whether it engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies). Consistent with Item 402(b), the Company disclosed that the Compensation Committee generally targets each component of compensation at a certain percentile of those companies surveyed and on page 22 named such surveyed companies. The Company also specified on page 23 the target benchmarks for individual elements of compensation for the NEOs, which benchmarks are set at percentiles of the companies surveyed. The Company also stated that it believes that compensation at the specified target levels for executive compensation is appropriate given the Company’s record of performing above the average for its peer group.

The Company notes the Staff’s comment, but respectfully points out its belief that the requested disclosure of (i) the percentiles of the companies surveyed represented by actual, rather than targeted, compensation, paid for 2006 and (ii) the reasons for the difference, if any, between the actual percentile and the targeted percentile, is, in each case, beyond the scope of Item 402(b) of Regulation S-K. The Company believes that the focus of Item 402(b) with respect to benchmarking is on what factors, among other things, the registrant takes into consideration in determining the elements and amounts of executive compensation. As a result, the requested disclosure does not appear to provide a meaningful comparison to the investors, as the process for determining the elements and amounts of the Company’s executive compensation takes place at the beginning of each reporting year and is forward looking, rather than retrospective, in nature.

Compensation Procedures, page 23

7.	Comment: Please elaborate on the role of the CEO, Mr. Parks, in Alliance Data’s compensation process and his input during the crafting of compensation packages. For example, disclose whether he makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation. Also, since Mr. Parks has the discretion to adjust annual performance based cash incentive compensation up or down 10%, clarify whether he would have this ability regarding his own compensation.

Response: The Company notes the Staff’s comment and will elaborate in any future proxy statement or other applicable filings with the Commission on the role J.

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Michael Parks, the Company’s Chief Executive Officer, plays in the compensation process and the Chief Executive Officer’s input in determining compensation packages. In particular, in response to the Staff’s comment, the Company will disclose in such filings that Mr. Parks does not make any recommendations to the Compensation Committee or to the full Board relating to measures, targets and similar items that affect his own compensation. Moreover, Mr. Parks recuses himself from any discussions of his own compensation during Board and Compensation Committee meetings. In addition, the Company will clarify that, although Mr. Parks does have discretion with respect to limited adjustments to the annual performance based cash incentive compensation of other NEOs, he does not have the ability to make any such adjustment with respect to his own compensation. As disclosed on page 23 of the Proxy Statement, the Board makes all compensation decisions with respect to Mr. Parks, based on a recommendation of the Compensation Committee.

Annual Performance-Based Cash Incentive Compensation, page 24

8.	Comment: You have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual performance-based cash incentives, and long-term equity incentive awards, such as the segment specific targets. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Include the 2007 targets that were known as of the filing of the proxy statement. In addition, we note that part of this compensation is based upon a qualitative performance factor, the target level of associate engagement. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response: The Company disclosed its corporate performance targets (including revenue, EBITDA and associate engagement) for 2006 on page 24 of the Proxy Statement and also discussed on page 21 of the Proxy Statement in the section entitled “Pay for Performance” the amount of growth that the Company targets and the correlation with how target performance measures are set. With respect to

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segment specific revenue, EBITDA and associate engagement, the Company stated that such targets varied among the business segments to reflect differences in performance objectives and were generally designed to mirror the degree of difficulty established for corporate performance targets. As discussed in the Company’s response to Question 9 below, the performance targets for the NEOs discussed in the Proxy Statement (as well as for most of the Company’s associates) do not directly correlate with the three reportable segments provided in the Company’s financial statements, which are Marketing Services, Credit Services and Transaction Services. The Company has not historically published growth targets or performance metrics necessary to fully analyze the NEOs performance targets that are derived from individual lines of business within each of the Company’s reportable segments. The Company also specified that the calculation of performance-based incentive compensation payouts were done in accordance with the pre-determined formula and the applicable weightings specified on page 24 of the Proxy Statement and are reflected in the Summary Compensation Table appearing therein. In addition, the Company notes that the measure of the performance factor “associate engagement” is not a qualitative measure as it is based on the quantitative results of a Company-wide survey of associates conducted and compiled annually by a third-party management consulting firm. The Company notes, however, the Staff’s comment and will in any future proxy statement or other applicable filings with the Commission disclose the process that the Company uses to align each NEO’s target performance factors with the lines of business for which the NEO has responsibility. In addition, the Company will provide, upon the Staff’s request, a supplemental analysis as to why the Company considers it appropriate to omit any line of business specific performance targets in accordance with Instruction 4 to Item 402(b) of Regulation S-K, in the event the Company determines that such disclosure poses a reasonable risk of competitive harm to the Company. If the Company continues to omit any line of business specific targets in reliance on Instruction 4 to Item 402(b), in discussing how likely it will be for the Company to achieve the line of business specific target levels or other related factors, the Company will provide as much detail as necessary or appropriate without providing information that poses a reasonable risk of competitive harm to the Company.

9.	Comment: Disclose in greater detail the allocation of the 80% of the target payout among the various specific performance targets for the segments.

Response: The Company notes the Staff’s comment and will in any future proxy statement or other applicable filings with the Commission disclose in greater detail

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the allocation of the 80% of the target payout among the various specific performance targets for each of Messrs. Szeftel, Scullion and Tucker, unless it is determined by the Company that such disclosure poses a reasonable risk of competitive harm to the Company. In the event the Company makes the competitive harm determination, it will provide, upon the Staff’s request, a supplement analysis regarding such determination in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

As noted on page 24 of the Proxy Statement, the weighting applicable to each component of performance-based cash incentive compensation varies by NEO. Messrs. Szeftel, Scullion and Tucker each had 80% of their target payout amount linked to the lines of business for which they maintained accountability in 2006 as follows: 40% line-of-business EBITDA target; 25% line-of-business revenue target and 15% line-of-business associate engagement target. There is not a direct correlation between these targets and the three reportable segments provided in the Company’s financial statements, which are Marketing Services, Credit Services and Transaction Services. Mr. Szeftel’s targets for 2006 included components from each of the three segments which are attributable to the Company’s retail credit programs. Mr. Tucker’s targets for 2006 included components from Transaction Services which are attributable to utility services, merchant services and a portion of processing services. Mr. Scullion’s targets for 2006 included a portion of the Company’s loyalty programs and marketing services for which he had direct responsibility prior to becoming the Company’s Chief Operating Officer.

10.	Comment: Clarify when the discretion of the Compensation Committee to select from numerous performance measures, as referred to on page 27, is available. For example, clarify whether the discretion is available when the targets are initially set or whether this discretion would also extend to allow the alteration of the performance measures and/or performance targets throughout the year and possibly after the fiscal year end. If so, disclose whether such discretion was exercised by the Compensation Committee.

Response: As stated on page 25 of the Proxy Statement, the Compensation Committee has determined that revenue, EBITDA, Earnings Per Share and associate engagement performance measures were to be used as the performance measures in determining performance-based cash incentive compensation of the NEOs and other executive officers under the Company’s Executive Annual Incentive Plan for fiscal 2006. These measures were viewed by the Compensation Committee as integral to achieving the Company’s long-term growth and profitability objectives and were approved by the Compensation Committee at the beginning of 2006 in connection

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with its approval of the Company’s Executive Annual Incentive Plan for that year. Once the Executive Annual Incentive Plan is approved, the Compensation Committee has the discretion to make certain adjustments described in more detail under the caption “Waiver or Amendment” on page 25 of the Proxy Statement. No such measures were adjusted for 2006. At the beginning of each year, the Compensation Committee also has the discretion to select different criteria and targets to measure performance under the Executive Annual Incentive Plan for that year from those used for the prior year. In response to the Staff’s comment, the Company will clarify this disclosure accordingly in any future proxy statement or other applicable filings with the Commission.

Long-Term Equity Incentive Compensation, page 25

11.	Comment: Provide a more detailed discussion as to how the various awards of long-term equity incentive compensation are determined. This section currently only addresses the specific performance target used to determine the performance based restricted stock and restricted stock unit awards. Disclose how the stock options and the time based restricted stock and restricted stock unit awards are determined. Also, disclose when you award restricted stock and when you award restricted stock units.

Response: On page 23 of the Proxy Statement, the Company specified that total direct compensation, which includes base salary, target performance-based cash incentive compensation and target long-term equity incentive compensation, approximates the 75th percentile of companies surveyed. This percentile is used as a guideline for the determination of target long-term equity incentive compensation for each NEO in dollars, which amount is determined by the Board or Compensation Committee, as appropriate. The Company’s executive compensation department then divides these dollar amounts as specified by the Company on page 26 of the Proxy Statement among an approximately equal mix of (i) options to purchase the Company’s common stock, (ii) time-based restricted stock or time-based restricted stock unit awards and (iii) performance-based restricted stock or performance-based restricted stock unit awards. An average close price of the Company’s common stock on the date of grant is then utilized as the basis for determining the specific number of either time-based or performance-based restricted stock or restricted stock unit awards. The number of options granted is determined by multiplying an average close price times the binomial lattice model valuation performed by an independent third party. Among the reasons for allocation of these awards, the Company disclosed that stock options, by their nature, only provide a reward when the price of the

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Company’s common stock appreciates over time, and awards of time-based and performance-based restricted stock or stock units encourage retention and directly build executive stock ownership. The Company notes, however, the Staff’s comment and will provide in any future proxy statement or other applicable filings with the Commission a more detailed discussion as to how the various awards of long-term equity incentive compensation are determined. In particular, in response to the Staff’s comment, the Company will elaborate on the process for determining the stock option, time-based restricted stock and restricted stock unit awards. In addition, the Company will in such future filings clarify when it awards restricted stock as compared to restricted stock units. The Company issued restricted stock under its equity plans up to February 2006 and has issued exclusively restricted stock units since that time and anticipates that it will only issue restricted stock units, if any, in the future.

2007 Special Award, page 27

12.	Comment: Please name the “certain” executive officers that received a special award. Also, we note that this award was made to comply with Section 162(m). Disclose the specific performance factors used in determining the grant of the award.

Response: On February 21, 2007, each member of the Company’s executive committee (consisting at the time of the award of J. Michael Parks, John W. Scullion, Daniel P. Finkelman, Edward J. Heffernan, Ivan M. Szeftel, Transient C. Taylor, Dwayne H. Tucker and Alan M. Utay), with the exception of Mr. Parks, received a special award designed to retain and incentivize such committee member. Two of the members of the Company’s executive committee resigned from their respective positions with the Company effective as of July 2007. The terms of the severance agreements with each of Mr. Finkelman and Mr. Taylor specify that the special award is forfeited in its entirety in connection with the resignation.

Each special award was composed of 50% cash and 50% performance/retention based restricted stock units, with a three-year vesting schedule under which 25% of the award would vest on February 21, 2008, 25% of the award would vest on February 21, 2009 and 50% of the award would vest on February 21, 2010, subject to (i) the Company’s performance in 2007 meeting a 5% cash EPS growth hurdle as set forth on page 27 of the Proxy Statement and (ii) the executive committee member remaining employed with the Company on each vesting date in February 2008, 2009 and 2010. Under the Merger Agreement, which modifies the terms of the special

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award upon closing of the Merger, the performance criteria for 2007 will be deemed to be satisfied at the effective time of the Merger. The Company will expand its disclosure in any future proxy statement or other applicable filings with the Commission to specify the performance criteria applicable to the special award, unless the Company determines that such disclosure poses a reasonable risk of competitive harm to the Company. In the event the Company makes the competitive harm determination, it will provide, upon the Staff’s request, a supplement analysis regarding such determination in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

Agreements with Executive Officers, page 28

13.	Comment: Disclose why you have chosen to pay various multiples of the components of compensation as severance or change of control payments. Also disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response: The Company notes the Staff’s comment and will provide in any future proxy statement or other applicable filings with the Commission additional disclosure as to why the Company has chosen to pay various multiples of the components of compensation as severance or change of control payments. In addition, the Company will disclose in such future filings how such severance or change of control arrangements fit into the Company’s overall compensation objectives and affect the Company’s decisions with respect to other compensation elements, as well as the Company’s rationale for decisions made in connection with these arrangements. All such decisions were made in consultation with outside employee benefits counsel and compensation consultants consistent with the Company’s executive recruiting and retention efforts as discussed on page 21 of the Proxy Statement.

Summary Compensation Table, page 32

14.	Comment: With respect to perquisites and other personal benefits for which footnote quantification is required, please describe your methodology for computing the aggregate incremental cost. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response: Each of the perquisites identified by the Company on page 33 of the Proxy Statement were direct rather than incremental costs to the Company, including

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insurance premiums, executive physical costs, commuting expenses (in the form of commercial airline ticket costs, airport parking expenses, mileage expenses and/or car lease payments), housing expenses (including apartment rental), travel and related expenses for spouse travel to Company events and tax reimbursements. Each of these items were either reimbursed directly to the executive or paid on the behalf of the executive directly by the Company in the form of a lease payment.

Fiscal Year 2006 Grants of Plan-Based Awards, page 34

15.	Comment: It appears that the equity incentive plan awards that were granted in 2006 but were not earned until February 2007 should be included in the Outstanding Equity Awards at Fiscal Year-End table as equity incentive plan awards: number of unearned shares, units or other rights that have not vested.

Response: The Company notes the Staff’s comment and will in any future proxy statement or other applicable filings with the Commission include the equity incentive plan awards that were granted during the reporting year but were not earned until a subsequent year or years in the Outstanding Equity Awards at Fiscal Year-End table under the heading “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested.” The Company will also disclose in any such future filings the market or payout value of such unvested amounts in a separate column.

Equity Incentive Compensation, page 35

16.	Comment: You have provided detailed information in this section. The narrative discussion in this section should be limited to that information necessary to an understanding of the disclosure in the tables, as required by Item 402(e) of Regulation S-K. In addition, much of the disclosure in this section is repetitive of the information in the Compensation Discussion and Analysis section. We direct you to Release 33-8732A, Section Release 8732A, Section VI.

Response: The Company notes the Staff’s comment and will in any future proxy statement or other applicable filings with the Commission delete or otherwise revise any repetitive or duplicative disclosure related to the narrative discussion of the compensation tables appearing in this section of the Proxy Statement.

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Closing Comments

The Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (972) 348-5191 or the Company’s EVP and General Counsel, Alan M. Utay, at (972) 348-5677.

Sincerely,

/s/ Edward J. Heffernan
Edward J. Heffernan,
EVP and Chief Financial Officer

copies:	Alan M. Utay Executive Vice President and General Counsel Alliance Data Systems Corporation 17655 Waterview Parkway Dallas, Texas 75252

Joseph L. Motes III Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201